September 10, 2007

Dennis F. Steadman, CEO
Velcera, Inc.
201 Corporate Drive
Langhorne, Pennsylvania 19047-8007

> **Re:** **Velcera, Inc.**
> **Registration Statement on Form SB-2**
> **Amendment No. 2 filed August 14, 2007**
> **Correspondence furnished August 27, 2007**
> **File No. 333-142432**

Dear Mr. Steadman:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Unaudited Condensed Financial Statements, page F-22

1. Please refer to prior comment 1 in our letter dated August 23, 2007. Please revise the Form SB-2 to address the following:

- Revise your revenue recognition policy footnote to disclose the material terms and conditions of your agreement with Novartis Animal Health and explain how you are accounting for this agreement under U.S GAAP.

- Revise your revenue recognition policy to disclose how you are accounting for any upfront payments received from Novartis.

- Revise Note 1 to clearly disclose your accounting policy with respect to unbilled revenues.

- We note your response regarding the upfront fees paid by Novartis. Please confirm to us and revise this note to state, if true, that the full amount of these upfront fees is currently recorded as deferred revenue.

- We note your continued reliance on EITF 01-14. Please note the guidance in paragraph 1 which states that EITF 01-14 applies to "incidental expenses." We note that your arrangement with Novartis provides for contracted research and development for which Novartis will reimburse you. Please explain to us how these contracted research and development costs would be considered "incidental expenses" as referred to in the scope of EITF 01-14.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

If you have any questions on these comments, please call Eric Atallah at (202) 551-3663 or Kevin Vaughn, Branch Chief, at (202) 551-3543. For any other questions please call Alan Morris at (202) 551-3601 or the undersigned at (202) 551-3617.

Sincerely,

Russell Mancuso
Branch Chief

cc: William M. Mower, Esq.
         Via Facsimile (612) 642-8358